Exhibit 99.1

Jaguar Mining Announces Extension of TSX Delisting Date

TSX:JAG

TORONTO, Feb. 11, 2014 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") has announced today that further to its press release dated January 10, 2014, the Toronto Stock Exchange's (the "TSX") scheduled delisting of the common shares of the Company has been extended to March 31, 2014.  This extension is intended to allow the Company sufficient time to complete the transition of the listing of its common shares to the TSX Venture Exchange (the "TSX-V") in connection with the Company's amended and restated plan of compromise and arrangement pursuant to the Companies' Creditors Arrangement Act (Canada) (the "CCAA").  There can be no assurance that a listing on the TSX-V, or another exchange, will be obtained before Jaguar is delisted from the TSX or at all. Trading in the common shares of Jaguar has been suspended since December 23, 2013 and will remain suspended until the delisting from the TSX or until the transition of the Company's listing to the TSX-V or another exchange.

All inquiries regarding the CCAA proceeding should be directed to the Monitor, FTI Consulting Canada Inc., via email at: jaguarmining@fticonsulting.com or telephone: (416) 649-8044 or 1 (855) 754-5840. Information about the CCAA proceeding, including copies of all court orders and the Monitor's reports, are available at the Monitor's website http://cfcanada.fticonsulting.com/jaguar.

Forward-Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS" and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2012 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The securities to be offered in connection with the CCAA proceeding and under the Plan have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws of the United States and, unless so registered, may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws of the United States. It is contemplated that the securities will be issued pursuant to one or more exemptions from the Securities Act. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the securities nor shall there be any sale of the securities in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Jaguar Mining Inc.

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Douglas Willock
Chief Financial Officer
(647) 494-5524
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 16:38e 11-FEB-14